Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter of 2019 Financial Results

•	A total of 2,829 hotels with 225,757 hotel rooms were in operation as of March 31, 2019, compared to 2,757 hotels and 221,529 hotel rooms as of December 31, 2018.
•	Total revenues increased 20.1% from the first quarter of 2018 to RMB235.3 million (US$35.1 million)[1] for the first quarter of 2019.
•	Adjusted EBITDA (non-GAAP) increased 20.0% from the first quarter of 2018 to RMB133.9 million (US$19.9 million)[1] for the first quarter of 2019.
•	Net income increased 58.8% from the first quarter of 2018 to RMB134.0 million (US$20.0 million)[1] for the first quarter of 2019.
•	Core net income (non-GAAP) increased 18.0% from the first quarter of 2018 to RMB92.3 million (US$13.7 million) [1] for the first quarter of 2019.
•	Basic and diluted net income per ADS were RMB1.33 (US$0.20) [1] for the first quarter of 2019.
•	Basic and diluted core net income per ADS (non-GAAP) were RMB0.91 (US$0.14)[1] for the first quarter of 2019.
•

As of March 31, 2019, the Company had a strong pipeline with a total of 481 hotels contracted for or under development. During the first quarter of 2019, the Company opened 101 F&M hotels and one L&O hotel, compared to 80 F&M hotels for the first quarter of 2018.

•

As of March 31, 2019, the Company had approximately 33 million individual loyal members (of which approximately 23 million are paid members) and over 1,320,000 corporate members, compared to approximately 29 million (of which approximately 21 million are paid members) and over 1,270,000 corporate members respectively, as of December 31, 2018.

•	The Company sold approximately 94.2% of its room nights through its direct sales channels, including its individual loyal members and corporate members.
•	The Company reaffirms guidance for growth in full year 2019 total revenues of 20-25% from 2018.

SHANGHAI, China, May 24, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

[1]

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.7112 on March 29, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20190401/.

First Quarter of 2019 Operational Highlights

•

As of March 31, 2019, GreenTree had 30 leased-and-operated (“L&O”) hotels and 2,799 franchised-and-managed (“F&M”) hotels in operation in 292 cities across China, compared to 29 L&O hotels and 2,728 F&M hotels in operation in 290 cities as of December 31, 2018. The geographical coverage of cities grew by 26 year-over-year, representing an increase of 9.8%.

•

The Company opened 101 F&M hotels and one L&O hotel, 44 in the mid-scale segment, 14 in the business to mid-to-up-scale segment, 44 in the economy segment. Of the hotels opened, 6 hotels were in Tier 1 cities[2], 20 in Tier 2 cities[3] and the remaining 76 hotels in other cities in China, while the Company closed a total of 30 F&M hotels in the quarter.

•	As of March 31, 2019, the Company had a strong pipeline with a total of 481 hotels contracted for or under development.
•	The average daily room rate, or ADR, for all hotels in operation, was RMB162 in the first quarter of 2019, an increase of 3.9% year-over-year.
•	The occupancy rate for all hotels in operation was 78.1% in the first quarter of 2019, a decrease of 1.1% year-over-year.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB127 in the first quarter of 2019, representing a 2.5% year-over-year increase.

“Thanks to our team’s efforts, we delivered a strong first quarter with improved operating and financial performances, and strong execution on our expansion and strategic growth objectives. As of March 31, 2019, we were operating in 292 cities, further increasing of our geographical coverage across China. During the quarter we opened 102 new hotels, continued to grow our pipeline, and remained on track to open more new hotels in the remaining part of this year,” commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “We took a number of strategic steps to strengthen our solid foundation for further growth in 2019 and beyond with a number of investments and strategic partnerships that complement our existing business. Beyond these, we remain engaged in exploring appropriate value-enhancing acquisition opportunities to help strengthen our hotel platform and increase long-term shareholder value.”

[2]	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.
[3]

“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

First Quarter of 2019 Financial Results

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	45,615,096	51,833,041	7,723,364
Franchised-and-managed hotels	150,343,349	183,460,067	27,336,403
Total revenues	195,958,445	235,293,108	35,059,767

Total revenues for the first quarter of 2019 were RMB235.3 million (US$35.1 million)1, representing a 20.1% increase over the first quarter of 2018.The increase in the first quarter of 2019 was primarily attributable to the 101 F&M hotels new addition to our network, the addition of a new L&O hotel and the conversion of three F&M hotels to L&O during the third quarter of 2018, improved RevPAR for both F&M and L&O hotels as well as contribution from membership growth; and was partially offset by the renovation of seven L&O hotels during this quarter and the conversion of one L&O hotel to F&M during the fourth quarter of 2018.

•

Total revenues from leased-and-operated hotels for the first quarter of 2019 were RMB51.8 million (US$7.7 million)[1], representing a 13.6% year-over-year increase. The year-over-year increase in the first quarter of 2019 was primarily attributable to RevPAR growth of 2.1%, moderate sublease revenue growth, the addition of a new L&O hotel during this quarter and the conversion of three F&M hotels to L&O since the Third quarter of 2018; and was partially offset by the renovation of seven L&O hotels during this quarter and the conversion of one L&O hotel to F&M in the fourth quarter of 2018.

•

Total revenues from franchised-and-managed hotels for the first quarter of 2019 were RMB183.5 million (US$27.3 million)[1], representing a 22.0% year-over-year increase. Initial franchise fees increased 44.2% year-over-year in the first quarter of 2019, primarily due to the gross opening of 101 hotels in the first quarter of 2019 as compared to 80 hotels opened in the first quarter of 2018. The 20.6% increase from the first quarter of 2018 in recurring franchisee management fees and others was primarily due to RevPAR growth of 2.5% as well as growth in central reservation system (“CRS”) usage fees, annual IT and marketing fees and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Initial franchise fee	8,843,441	12,752,949	1,900,249
Recurring franchise management fee and others	141,499,908	170,707,118	25,436,154
Revenues from franchised-and-managed hotels	150,343,349	183,460,067	27,336,403

Total operating costs and expenses

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	63,745,544	79,999,844	11,920,349
Selling and marketing expenses	10,468,855	24,676,102	3,676,854
General and administrative expenses	20,400,857	25,732,486	3,834,260
Other operating expenses	143,262	42,624	6,351
Total operating costs and expenses	94,758,518	130,451,056	19,437,814

Hotel operating costs for the first quarter of 2019 were RMB80.0 million (US$11.9 million)1, representing a 25.5% increase from the same quarter of 2018. The increase in the first quarter of 2019 was mainly attributable to costs associated with the expansion of our F&M hotels; one time cost related to the renovation of seven L&O hotels; higher rental costs, consumables, personnel costs, depreciation and amortization associated with the four new L&O hotels added to our portfolio since the third quarter of 2018 and one new L&O hotel opened in this quarter.

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Rental	17,632,067	20,608,265	3,070,727
Utilities	5,111,000	6,154,563	917,058
Personnel cost	7,231,850	8,794,274	1,310,388
Depreciation and amortization	4,820,413	6,524,205	972,137
Consumable, food and beverage	4,436,637	6,837,151	1,018,767
Costs of general managers of franchised-and-managed hotels	15,585,608	22,444,643	3,344,356
Other costs of franchised-and-operated hotels	5,384,508	5,686,583	847,327
Others	3,543,461	2,950,160	439,589
Hotel Operating Costs	63,745,544	79,999,844	11,920,349

Selling and marketing expenses for the first quarter of 2019 were RMB24.7 million (US$3.7 million)1, compared to RMB10.5 million in the first quarter of 2018. The increase of 135.7% in the first quarter of 2019 was mainly attributable to one-time expenses for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE; and other minor expenses such as increased advertising and promotion expenses to improve our brands’ market recognition including celebrity endorsement; and increased personnel, compensation and other costs (i.e. travel expenses) of business development personnel, as a result of the increased hotel openings.

General and administrative expenses for the first quarter of 2019 were RMB25.7 million (US$3.8 million)1, compared to RMB20.4 million in the first quarter of 2018. The increase of 26.1% in the first quarter of 2019 was primarily attributable to increased share-based compensation expenses, and increased R&D costs.

Gross profit for the first quarter of 2019 was RMB155.3 million (US$23.1 million)1, representing an increase of 17.5% from the same quarter of 2018. Gross margin in the first quarter was 66.0%, compared to 67.5% a year ago. The decrease was primarily due to increased operating costs mainly caused by rising staff numbers, and one-time cost related to the renovation of seven L&O hotels.

Income from operations for the first quarter of 2019 was RMB111.7 million (US$16.7 million)1, representing a decrease of 2.8%. Operating margin in the first quarter declined to 47.5%, compared to 58.7% a year ago. The decreases were mainly attributable to one-time expenses for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE

Adjusted EBITDA (non-GAAP) for the first quarter of 2019 was RMB133.9 million (US$19.9 million)1, an increase of 20.0% from the same quarter of 2018. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 56.9% in the first quarter of 2019, compared to 57.0% in the first quarter of 2018. The margin decrease was mainly attributable to one-time expenses for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE.

Net income for the first quarter of 2019 was RMB134.0 million (US$20.0 million) 1, representing an increase of 58.8% from the same quarter of 2018. Net margin in the first quarter was 56.9%, compared to 43.1% a year ago.

Core net income (non-GAAP) for the first quarter of 2019 was RMB92.3 million (US$13.7 million)1, representing a 18.0% increase from the same quarter of 2018. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 39.2% in the first quarter of 2019, compared to 39.9% in the first quarter of 2018.

Basic and diluted earnings per ADS for the first quarter of 2019 was RMB1.33 (US$0.20)1, representing a 44.6% increase from the same quarter of 2018. Basic and diluted core net income per ADS (non-GAAP) was RMB0.91 (US$0.14)1 for the first quarter of 2019, representing a 7.1% increase from the same quarter of 2018.

Cash flow. Operating cash inflow for the first quarter of 2019 was RMB122.2 million (US$18.2 million)1, primarily due to improved operating performance across our hotel portfolio. Investing cash outflow for the first quarter of 2019 was RMB106.5 million (US$15.9 million)1, which was attributable primarily to changes in short-term investments,  and partially offset by purchase of property and equipment and other investments, mainly including short-term investments and long-term deposits. Financing cash outflow for the first quarter of 2019 was RMB197.6 million (US$29.4 million)1, which was attributable primarily to RMB208.0 million distributed to shareholders.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities4 and time deposit5. As of March 31, 2019, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposit of RMB2,180.8 million (US$325.0 million)1, as compared to RMB2,260.5 million as of December 31, 2018, primary due to net operating cash flow and investments in equity securities, offset by dividend paid.

Recent Developments

In 2019, we intend to develop more hotels under the Wumian and GreenTree Apartment brands to meet the taste of young business travelers. During the first quarter, one Wumian hotel was under construction. GreenTree Apartment aims to provide long-term apartment rental services to urban white collars, especially newcomers to cities. Different from a standard mid-scale hotel, our apartments provide a more family-friendly living space and more community space. As of March 31, 2019, we opened 2 apartment hotels, of which one is L&O. For the first quarter of 2019, we added 8 more apartment hotels in our pipeline, and we plan to add total 30 apartment hotels into our pipeline during the rest of this year.

Yibon contributed one million paid members after the launch of our membership integration with them during March 2019. This year, we will continue to launch our membership integration with Argyle.

M&A and strategic investments are key growth strategies for GreenTree and the Company completed a number of strategic initiatives during the first quarter of 2019. First, on January 18, 2019, the Company invested in China Gingko Education Group Company Limited, or Gingko, a public company listed on the Hong Kong Stock Exchange (“HKSE”) that had approximately 10,000 students enrolled in its university studying accredited 4 years full time BA/BS degrees all related to hospitality during the 2017/2018 school year. Gingko is currently ranked as China’s No.1 hospitality university by the “Gaosan Web Association”, a website with introductions to and rankings of universities in China. We will work together to cultivate professional talent for us and the hospitality industry in China.

Second, on January 28, 2019, the Company announced a strategic investment to become a major shareholder in Argyle. The Argyle hotel network consists of eight mid-scale and upscale brands, with footprints mainly in South West China, South East China, and Southeast Asia. Argyle’s highly distinguished brand portfolio and geographic coverage are highly complementary to GreenTree’s business.

Third, on March 11th, 2019, the Company acquired 4.95% in Zhejiang New Century Hotel Management Co., Ltd., or New Century, a company also listed on the HKSE. New Century operates and manages 150 hotels, ranging from mid-scale to upscale brands, with over 34,000 hotel rooms in 22 provinces. The two companies will explore opportunities for future strategic cooperation.

[4]	Investments in equity securities include securities and investment in Gingko and New Century which is recorded in Long-term investments account.
[5]	Time deposits are the time deposit certificates last over three months.

Fourth, on May 1, 2019, the Company announced an acquisition agreement to acquire a 70% equity stake in Urban Hotel Group. The Urban Hotel Group is a leading franchised hotel operator in China with strong brand portfolio and geographic coverage in China. It has more than 600 hotels in economy to mid-scale segment in Eastern and Northern China. The company plans to complete the transaction subject to customary closing conditions.

Adoption of New Revenue Recognition Accounting Standards

The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2019 on a full retrospective basis in the condensed consolidated financial statements. As such, prior period results have been adjusted to reflect the adoption of ASU 2014-09.

The most meaningful impacts of the adoption of ASU 2014-09 are as follows:

Under previous guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Company had fulfilled its commitments and obligations. Upon adoption of new revenue standards the one-time franchise fee will be recognized over the term of the franchise contract.

Under previous guidance, the Company adopted the incremental cost model to account for membership program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for membership program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under new revenue standards, membership program is considered a separate performance obligation and the consideration allocated to the membership program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties.

Guidance

For the full year 2019, the Company expects growth in total revenues of 20-25% from 2018.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, may not be indicative of our financial results for the full year ended December 31, 2019 and is subject to change.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on May 24, 2019 (8:00 PM Beijing/Hong Kong Time on May 24, 2019).

Dial-in numbers for the live conference call are as follows:

International	+1-412-902-4272
China	+4001-201203
US	+1-888-346-8982
Hong Kong	+800-905-945 or 852-3018-4992
Singapore	+800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until May 31, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+1-412-317-0088
U.S. Toll Free	+1-877-344-7529
Canada Toll Free	+855-669-9658
Passcode:	+10131559

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of March 31, 2019, GreenTree had 2,829 hotels, among which 2,799 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2018, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of the number of hotels according to a report from Shanghai Inntie Enterprise Management Consulting Co., Ltd. The Company has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,264,025,785	1,062,188,750	158,271,062
Short-term investments	685,512,063	159,646,908	23,788,131
Investments in equity securities	307,693,782	253,822,369	37,820,713
Accounts receivable, net of allowance for doubtful accounts	64,864,184	81,990,976	12,217,037
Amounts due from related parties	228,600	10,225,000	1,523,573
Prepaid rent	4,478,413	3,766,832	561,275
Inventories	2,547,729	1,098,846	163,733
Other current assets	53,969,039	46,472,250	6,924,581
Loans receivable, net	67,196,568	98,198,518	14,632,036
Total current assets	2,450,516,163	1,717,410,449	255,902,141

Non-current assets:
Restricted cash	3,300,000	11,457,077	1,707,158
Long-term time deposits	60,000,000	500,000,000	74,502,324
Loan receivable, net	39,352,863	37,127,516	5,532,172
Property and equipment, net	222,389,573	222,430,063	33,143,113
Intangible assets, net	27,213,391	26,520,809	3,951,724
Goodwill	5,787,068	5,787,068	862,300
Long-term investments	112,219,460	365,780,509	54,502,996
Other assets	25,701,523	57,391,152	8,551,549
Deferred tax assets	133,300,966	132,873,516	19,798,772
TOTAL ASSETS	3,079,781,007	3,076,778,159	458,454,249

LIABILITIES AND EQUITY
Current liabilities:

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Short-term bank loans	60,000,000	60,000,000	8,940,279
Accounts payable	9,182,058	13,380,723	1,993,790
Advance from customers	36,370,325	34,699,543	5,170,393
Amounts due to related parties	285,578	218,814	32,604
Salary and welfare payable	42,767,219	35,403,626	5,275,305
Deferred rent	4,421,427	4,626,821	689,418
Deferred revenue	217,668,659	206,866,473	30,824,066
Accrued expenses and other current liabilities	241,407,979	254,959,378	37,990,132
Income tax payable	104,988,638	128,871,701	19,202,483
Total current liabilities	717,091,883	739,027,079	110,118,470

Deferred rent	20,519,682	20,021,717	2,983,329
Deferred revenue	373,090,530	379,499,640	56,547,211
Other long-term liabilities	96,573,810	97,621,536	14,546,062
Deferred tax liabilities	43,538,624	52,225,820	7,781,890
Unrecognized tax benefits	169,619,409	175,666,160	26,175,075
Total liabilities	1,420,433,938	1,464,061,952	218,152,037

Shareholders’ equity:
Class A ordinary shares	217,421,867	218,478,686	32,554,340
Class B ordinary shares	115,534,210	115,534,210	17,215,134
Additional paid-in capital	1,003,026,803	1,033,819,435	154,043,902
Retained earnings	252,617,450	179,505,188	26,747,108
Accumulated other comprehensive income	62,367,692	47,565,174	7,087,432
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,650,968,022	1,594,902,693	237,647,916

Non-controlling interests	8,379,047	17,813,514	2,654,296
Total shareholders’ equity	1,659,347,069	1,612,716,207	240,302,212

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,079,781,007	3,076,778,159	458,454,249

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	45,615,096	51,833,041	7,723,364
Franchised-and-managed hotels	150,343,349	183,460,067	27,336,403
Total revenues	195,958,445	235,293,108	35,059,767

Operating costs and expenses
Hotel operating costs	(63,745,544)	(79,999,844)	(11,920,349)
Selling and marketing expenses	(10,468,855)	(24,676,102)	(3,676,854)
General and administrative expenses	(20,400,857)	(25,732,486)	(3,834,260)
Other operating expenses	(143,262)	(42,624)	(6,351)
Total operating costs and expenses	(94,758,518)	(130,451,056)	(19,437,814)

Other operating income	13,825,401	6,906,453	1,029,094
Income from operations	115,025,328	111,748,505	16,651,047

Interest income and other, net	4,703,862	16,469,011	2,453,959
Interest expense	-	(685,125)	(102,087)
(Losses) gains on investments in equity securities	(5,173,627)	59,934,470	8,930,515
Other income, net	-	829,781	123,641
Income before income taxes and share of loss of equity method investments	114,555,563	188,296,642	28,057,075

Income tax expense	(29,286,411)	(54,165,392)	(8,070,895)
Income before share of loss in equity method investments	85,269,152	134,131,250	19,986,180

Share of losses in equity investees, net of tax	(907,036)	(173,231)	(25,812)
Net income	84,362,116	133,958,019	19,960,368

Net loss attributable to non-controlling interests	29,519	955,533	142,378

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Net income attributable to ordinary shareholders	84,391,635	134,913,552	20,102,746

Net earnings per share
Class A ordinary share-basic and diluted	0.92	1.33	0.20
Class B ordinary share-basic and diluted	0.92	1.33	0.20

Net earnings per ADS
Class A ordinary share-basic and diluted	0.92	1.33	0.20
Class B ordinary share-basic and diluted	0.92	1.33	0.20

Weighted average shares outstanding
Class A ordinary share-basic and diluted	50,856,151	67,015,625	67,015,625
Class B ordinary share-basic and diluted	40,949,391	34,762,909	34,762,909

Other comprehensive income, net of tax
-Foreign currency translation adjustments	(169,882)	(14,802,518)	(2,205,644)
Comprehensive income, net of tax	84,192,234	119,155,501	17,754,724

Comprehensive loss attributable to non-controlling interests	29,519	955,533	142,378
Comprehensive income attributable to ordinary shareholders	84,221,753	120,111,034	17,897,102

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Operating activities:
Net income	84,362,116	133,958,019	19,960,368

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,394,502	7,670,772	1,142,981
Share of loss in equity method investments	907,036	173,231	25,812
Interest income	(4,703,862)	(7,961,638)	(1,186,321)
Bad debt expense	319,258	891,369	132,818
Loss (Gain) from investments in equity securities	5,173,627	(59,934,470)	(8,930,515)
Foreign exchange losses (gains)	725,206	(204,117)	(30,414)
Share-based compensation	159,839	4,849,451	722,591
Income tax expenses related to dividend distribution	-	3,844,492	572,847

Changes in operating assets and liabilities:
Accounts receivable	(11,222,590)	(18,018,161)	(2,684,790)
Prepaid rent	1,586,377	711,581	106,029
Inventories	775,180	1,448,883	215,890
Amounts due from related parties	(416,358)	3,600	536
Other current assets	(6,803,749)	7,196,789	1,072,355
Other assets	-	(4,689,629)	(698,777)
Accounts payable	4,696,940	4,198,665	625,621
Amounts due to related parties	326,696	(66,764)	(9,948)
Salary and welfare payable	(1,679,085)	(7,363,593)	(1,097,210)
Deferred revenue	22,243,661	(4,393,076)	(654,589)
Advance from customers	(8,488,483)	(1,670,782)	(248,954)
Accrued expenses and other current liabilities	3,487,779	25,592,668	3,813,428
Income tax payable	19,733,840	23,883,063	3,558,687
Unrecognized tax benefits	3,751,152	6,046,751	900,994
Deferred rent	(1,014,448)	(292,571)	(43,594)
Other long-term liabilities	1,773,389	1,047,726	156,116
Deferred taxes	(5,046,994)	5,270,154	785,277
Net cash provided by operating activities	116,041,029	122,192,413	18,207,238

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD

Investing activities:
Purchases of property and equipment	(58,332,109)	(9,059,949)	(1,349,975)
Proceeds from disposal of property and equipment	-	300,000	44,701
Acquisitions, net of cash received	-	(10,000,000)	(1,490,046)
Purchases of short-term investments	(516,561,589)	(182,229,182)	(27,152,995)
Proceeds from short-term investments	745,000,000	716,055,975	106,695,669
Increase of long-term time deposits	-	(440,000,000)	(65,562,046)
Purchases of investments in equity securities	(4,795,838)	(1,976,351)	(294,485)
Purchases of long term investments in equity securities	-	(249,464,401)	(37,171,355)
Proceeds from disposal of investments in equity securities	11,267,910	108,603,914	16,182,488
Loan to related parties	-	(10,000,000)	(1,490,046)
Loan to third parties	(5,000,000)	(15,940,000)	(2,375,134)
Loan to franchisees	(15,000,000)	(18,130,000)	(2,701,454)
Repayment from franchisees	3,500,000	5,293,397	788,740
Net cash generated from (used in) investing activities	160,078,374	(106,546,597)	(15,875,938)

Financing activities:
Distribution to the shareholders	(39,691,103)	(208,025,814)	(30,996,813)
Income tax paid related to the above distribution	(3,000,000)	-	-
Contribution from noncontrolling interest holders	-	10,390,000	1,548,158
Proceeds from issuance of Class A ordinary shares	837,505,007	-	-
Payment for initial public offering costs	(4,302,762)	-	-
Net cash generated from (used in) financing activities	790,511,142	(197,635,814)	(29,448,655)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash*	(895,088)	(11,689,960)	(1,741,859)

Net increase (decrease) in cash and cash equivalents and restricted cash*	1,065,735,457	(193,679,958)	(28,859,214)
Cash, cash equivalents and restricted cash* at the beginning of the period	164,963,665	1,267,325,785	188,837,434
Cash, cash equivalents and restricted cash* at the end of the period	1,230,699,122	1,073,645,827	159,978,220

* Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the three months period ended March 31, 2019 and the comparative disclosure had been restated to conform to the current period presentation.

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD

Net income	84,362,116	133,958,019	19,960,368

Deduct:
Other operating income	13,825,401	6,906,453	1,029,094
Gains on investments in equity securities	-	59,934,470	8,930,515
Other income, net	-	829,781	123,641

Add:
Other operating expenses	143,262	42,624	6,351
Income tax expense	29,286,411	54,165,392	8,070,895
Share of loss in equity investees, net of tax	907,036	173,231	25,812
Interest expense	-	685,125	102,087
Share-based compensation	159,839	4,849,451	722,591
Depreciation and amortization	5,394,502	7,670,772	1,142,981
Losses on investments in equity securities	5,173,627	-	-

Adjusted EBITDA (Non-GAAP)	111,601,392	133,873,910	19,947,835

	Quarter Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
Net income	84,362,116	133,958,019	19,960,368

Deduct:
Government subsidies (net of 25% tax)	10,236,002	4,815,000	717,457
Gains on investments in equity securities (net of 25% tax)	-	44,950,853	6,697,886
Other income (net of 25% tax)	-	622,336	92,731
Add:
Share-based compensation	159,839	4,849,451	722,591
Losses on investments in equity securities (net of 25% tax)	3,880,220	-	-
Income tax expenses related to dividend distribution	-	3,844,492	572,847
Core net income (Non-GAAP)	78,166,173	92,263,773	13,747,732

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.85	0.91	0.14
Class B ordinary share-basic and diluted	0.85	0.91	0.14

Operational Data

	As of March 31, 2018	As of March 31, 2019
Total hotels in operation:	2,354	2,829
Leased and owned hotels	26	30
Franchised hotels	2,328	2,799
Total hotel rooms in operation	195,552	225,757
Leased and owned hotels	3,301	3,790
Franchised hotels	192,251	221,967
Number of cities	266	292

	Quarter Ended
	As of March 31, 2018	As of March 31, 2019
Occupancy rate (as a percentage)
Leased-and-owned hotels	60.5%	59.6%
Franchised hotels	79.6%	78.4%
Blended	79.2%	78.1%
Average daily rate (in RMB)
Leased-and-owned hotels	193	200
Franchised hotels	155	162
Blended	156	162
RevPAR (in RMB)
Leased-and-owned hotels	117	119
Franchised hotels	124	127
Blended	124	127

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2018	As of March 31, 2019
Economy hotels	287	508	15,810	25,639
Vatica	111	121	8,280	8,923
Shell	176	387	7,530	16,716
Mid-scale	2,012	2,198	173,456	187,462
GreenTree Inn	1,755	1,901	152,821	164,181
GT Alliance	257	294	20,635	23,090
无眠酒店 (Wumian Hotel)	-	1	-	62
GreenTree Apartment	-	2	-	129
Business to Mid-to-up-scale	55	123	6,286	12,656
GreenTree Eastern	55	91	6,286	9,732
GMe	-	14	-	1,337
Geya	-	5	-	445
VX	-	13	-	1,142
Total	2,354	2,829	195,552	225,757

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com